Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NeoRx Corporation:

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading “Experts” in this prospectus.

Our report dated February 28, 2006 contains an explanatory paragraph that states that the Company has suffered recurring losses, has had significant recurring negative cash flows from operations, and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Seattle, Washington
May 23, 2006